Exhibit 99.1

RADIANT LOGISTICS ANNOUNCES RESULTS
 FOR THE FISCAL THIRD QUARTER ENDED MARCH 31, 2009

Reports Continued Double-Digit Growth with Quarterly Revenues Increasing 15.3% to $29.7 Million and Adjusted EBITDA Increasing 53.1% to $758,000
________________________________________________________________________

BELLEVUE, WA, May 15, 2009 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and nine months ended March 31, 2009.

For the three months ended March 31, 2009, Radiant reported net income of $293,000 on $29.7 million of revenues, or net income of $0.01 per basic and fully diluted share, including a non-cash benefit of $190,000 resulting from a reduction in a previously reported impairment of goodwill.  For the three months ended March 31, 2008, the Company reported net income of $87,000 on $25.8 million of revenues.

For the nine months ended March 31, 2009, Radiant reported a net loss of $9,672,000 on $104.6 million of revenues, or $0.28 per basic and fully diluted share, including a non-cash charge of $11.2 million for impairment of goodwill.  For the nine months ended March 31, 2008, the Company reported net income of $1,499,000 on $74.4 million of revenues, or $0.04 per basic and fully diluted share including net non-recurring income of $1,266,000 resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup.

In December 2008, the Company recorded a non-cash charge of $11.4 million for impairment of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets". The goodwill charge was a result of the material decline in the market value of the Company's equity during the fourth quarter of 2008.  The Company does not expect that the non-cash charge will have an impact on its financial condition or affect the financial covenants in its credit facility.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $758,000 for the three months ended March 31, 2009, compared to adjusted EBITDA of $495,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $2,934,000 for the nine months ended March 31, 2009 compared to adjusted EBITDA of $1,416,000  for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2007 which is included in the Company’s Form 10-Q for the quarter ended March 31, 2009 and filed May 15, 2009.

“Growth of any magnitude in this economic environment is an achievement,” said Bohn Crain, Chairman and CEO. “For the quarter ended March 31, 2009, with the benefit of our recent Adcom transaction, our revenues increased 15.3% to $29.7 million as compared to $25.8 million for the comparable prior year period.  Net transportation revenues increased 13.1% to $10.7 million as compared to $9.5 million for the comparable prior year period.  We consider ourselves fortunate to have completed the Adcom transaction back in September of 2008 which has allowed us to deliver better buy rates for our stations as well as the opportunity to begin to rationalize the back-office costs of the combined organization. These initiatives are beginning to translate into improved profitability.  Our adjusted EBITDA improved 53.1% over the comparable prior year period to $758,000 as compared to $495,000 for the comparable prior year period.  These results do not yet reflect the full benefit of the cost synergies that we expect to achieve in connection with the transition of Adcom’s Minneapolis-based back office operations to the corporate headquarters in Bellevue, Washington.  This transition plan remains on track with the final phases on schedule to be completed by the end of June of this year. This integration is expected to deliver an estimated annual cost savings in the range of $1.0-$1.5 million per year.”

Mr. Crain continued, “Given the challenging economic climate, we are particularly pleased with our operating results through March 31, 2009. Unfortunately, the recent decline in our stock price, primarily due to the global economic downturn and the turmoil in the equity markets, has resulted in a market capitalization that was significantly below our book value as of the end of our second fiscal quarter. As a consequence, we  performed an analysis to determine any  potential impairment of goodwill and other intangible assets as of December 31, 2008 in accordance with Statement of Accounting Financial Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The results of the analysis indicated that there was impairment to goodwill. Accordingly, we recognized a non-cash goodwill impairment charge of $11.4 million in our results for the quarter ended December 31, 2008.  The non-cash impairment charge is not expected to have any impact on the Company’s compliance with its debt covenants.”

“Although our business has by no means been immune to the slowing economy, we do believe we are well positioned to continue to deliver profitable growth.  Our integration program remains on track, and as we move forward, we expect the cost synergies from the Adcom transaction to more than off-set any net revenue compression we might experience. In addition, we continue our efforts to drive top-line growth; working  closely with our existing stations to drive new business opportunities and continuing our efforts to expand the network with the addition of new stations as people look to align themselves with a strong partner in this difficult market environment.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the three and nine months ended March 31, 2009 and 2008 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2009	2008	2009	2008

Net income (loss)	$293	$87	$(9,672)	$1,499

Interest expense – net	66	26	157	98
Income tax expense (benefit)	63	36	(167)	772
Depreciation and amortization	479	239	1,267	721

EBITDA	901	388	(8,415)	3,090
Share-based compensation and other non-cash charges	47	107	136	244
Change in estimate of liabilities assumed in Airgroup acquisition	—	—	—	(1,431)
Tax indemnity	—	—	—	(487)
Goodwill impairment (recovery)	(190)	—	11,213	—

Adjusted EBITDA	$758	$495	$2,934	$1,416

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Monday May 18, 2009 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 321497.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is a non-asset based logistics company operating under the Airgroup, Adcom and Radiant brands providing domestic and international freight forwarding services and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing through a network of approximately 65 locations across North America.  For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans.. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expects," "intends," "plans," "projects," "estimates," "anticipates," or "believes" or the negative thereof or any variation thereon or similar terminology or expressions.  We have based these forward-looking statements on our current expectations and projections about future events.  These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ materially from our expectations, include but are not limited to our ability to: develop additional agency locations,  locate and finance acquisition opportunities, retain and build upon the relationships we have with our exclusive agency offices, continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations, maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins, locate suitable acquisition opportunities, secure the financing necessary to complete any acquisition opportunities we locate, assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations, assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular, integrate Adcom's operations with our historic operations and realize cost synergies through such integration, the effect that the acquisition will have on Adcom's existing customers, agents and employees as well those risk factors disclosed  in Item 1A of our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	March 31,	June 30,
	2009	2008
ASSETS
Current assets -
Cash and cash equivalents	$514,337	$392,223
Accounts receivable, net of allowance for doubtful accounts of $979,445 at March 31, 2009 and $513,479 at June 30, 2008	16,365,501	14,404,002
Current portion of employee loan receivables and other receivables	608,697	68,367
Income tax deposit	875,282	—
Prepaid expenses and other current assets	395,542	425,657
Deferred tax asset	606,711	292,088
Total current assets	19,366,070	15,582,337

Furniture and equipment, net	872,281	717,542

Acquired intangibles, net	3,528,198	1,242,413
Goodwill	—	7,824,654
Employee loan receivable	40,000	40,000
Investment in real estate	40,000	40,000
Deposits and other assets	374,080	156,280
Total long term assets	3,982,278	9,303,347
Total assets	$24,220,629	$25,603,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$—	$113,306
Accounts payable and accrued transportation costs	11,945,163	9,914,831
Commissions payable	1,369,047	1,136,859
Other accrued costs	804,602	221,808
Income taxes payable	—	498,142
Due to former Adcom shareholder	2,243,730	—
Total current liabilities	16,362,542	11,884,946

Long term debt	7,685,931	4,272,032
Deferred tax liability	685,008	422,419
Total long term liabilities	8,370,939	4,694,451
Total liabilities	24,733,481	16,579,397

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 34,701,960 at March 31, 2009 and 34,660,293 at June 30, 2008	16,158	16,116
Additional paid-in capital	7,839,414	7,703,658
Retained earnings (deficit)	(8,368,424)	1,304,055
Total stockholders’ equity (deficit)	(512,852)	9,023,829
	$24,220,629	$25,603,226

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2009	2008	2009	2008

Revenue	$29,718,852	$25,765,377	$104,626,813	$74,431,411
Cost of transportation	18,971,855	16,264,393	69,207,198	48,093,022
Net revenues	10,746,997	9,500,984	35,419,615	26,338,389

Agent commissions	6,981,916	6,611,130	23,535,316	18,617,364
Personnel costs	1,825,106	1,199,467	5,548,465	3,836,707
Selling, general and administrative expenses	1,188,977	1,268,558	3,309,679	2,703,589
Depreciation and amortization	479,061	238,822	1,267,124	720,426
Restructuring charge	—	—	220,000	—
Total operating expenses	10,475,060	9,317,977	33,880,584	25,878,086

Income from operations	271,937	183,007	1,539,031	460,303

Other income (expense):
Interest income	2,482	800	8,900	3,200
Interest expense	(68,392)	(27,173)	(166,471)	(101,045)
Other- non recurring	—	—	—	1,918,146
Goodwill impairment	190,000	—	(11,213,342)	—
Other	(18,089)	(47,811)	12,126	(54,550)
Total other income (expense)	106,001	(74,184)	(11,358,787)	1,765,751

Income (loss) before income tax benefit and minority interest	377,938	108,823	(9,819,756)	2,226,054

Income tax (expense) benefit	(63,150)	(35,841)	166,881	(772,378)

Income (loss) before minority interest	314,788	72,982	(9,652,875)	1,453,676

Minority interest	(21,750)	13,696	(19,604)	45,642

Net income (loss)	$293,038	$86,678	$(9,672,479)	$1,499,318

Net income (loss) per common share – basic	$.01	$—	$(.28)	$.04
Net income (loss) per common share – diluted	$.01	$—	$(.28)	$.04

Weighted average shares outstanding:
Basic shares	34,701,960	34,115,010	34,699,679	34,012,391
Diluted share	34,701,960	34,134,454	34,699,679	34,218,416

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2009	2008	2009	2008
Adjusted EBITDA	$758,458	$495,241	$2,934,647	$1,415,870
Stock-based compensation and other non-cash charges	(47,299)	(107,527)	(135,970)	(244,049)
Change in Estimate of liabilities assumed in Airgroup Acquisition	—	—	—	1,431,452
Goodwill (impairment) recovery	190,000	—	(11,213,342)	—
Tax indemnity	—	—	—	486,694
EBITDA	901,159	387,714	(8,414,665)	3,089,967

Depreciation and amortization	(479,061)	(238,822)	(1,267,124)	(720,426)
Interest expense, net	(65,910)	(26,373)	(157,571)	(97,845)
Income tax (expense) benefit	(63,150)	(35,841)	166,881	(772,378)
Net income (loss)	293,038	86,678	(9,672,479)	1,499,318

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	43,022	57,282	123,714	150,384
Stock issued for investor relations services	—	37,500	12,084	37,500
Amortization of intangibles	349,155	136,840	914,215	410,520
Change in deferred taxes	(1,834,900)	(35,591)	(1,268,034)	(710,438)
Depreciation and amortization of bank fees	134,180	101,982	365,164	309,906
Goodwill impairment (recovery)	(190,000)	—	11,213,342	—
Tax indemnity	—	—	—	(486,694)
Minority interest in income (loss) of subsidiaries	21,750	(13,697)	19,604	(45,642)
Provision for doubtful accounts	(14,994)	165,629	134,101	381,533

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	4,697,177	(782,232)	8,354,248	1,145,236
Employee receivable and other receivables	137,760	(2,375)	(109,293)	31,208
Prepaid expenses and other assets	10,016	(40,983)	171,685	334,898
Accounts payable & accrued transportation costs	(395,585)	139,819	(6,914,471)	(3,346,953)
Commissions payable	7,987	450,906	232,188	455,542
Other accrued costs	(98,560)	15,016	32,009	(138,460)
Income tax payable	—	(178,568)	(498,142)	860,221
Income tax deposits	1,162,360	—	(790,254)	—
Total adjustments	4,029,368	51,528	11,922,160	(611,239)

Net cash provided by operating activities	$4,322,406	$138,206	$2,319,681	$888,079